UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Orckit Communications Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M7531S 20 6
(CUSIP number)

Eric Paneth
c/o Orckit Communications Ltd.
126 Yigal Allon Street
Tel Aviv 67443 Israel
972-3-696-2121
 (Name, address and telephone number of person
authorized to receive notices and communications)

December 14, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No. M7531S 20 6                                                      SCHEDULE 13D

1.           Names of Reporting Persons
Eric Paneth

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)   [  ]
                                                                                                    (b)  [  ]

3.           SEC USE ONLY

4.           SOURCE OF FUNDS                                                                                     PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.            CITIZENSHIP OR PLACE OF ORGANIZATION                                                                                     Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,583,617(1) 8. SHARED VOTNG POWER 0 9. SOLE DISPOSITIVE POWER 1,583,617(1) 10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,583,617(1)

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%(2)

14.	TYPE OF REPORTING PERSON

IN

___________________________________
(1) Includes options and/or rights and/or warrants and/or notes to acquire 559,350 Ordinary Shares exercisable currently or within 60 days.

(2) Based on 22,768,338 Ordinary Shares outstanding as of March 1, 2012.

Item 4. Purpose of Transaction

On February 15, 2012, the Company announced that it has reached a written agreement with the respective representatives of the holders of its Series A convertible notes and the holders of its Series B convertible notes with respect to a proposed arrangement under Section 350 of the Israeli Companies Law (the "Arrangement").  The Arrangement is subject to the approval of the Series A note holders, the Series B note holders, the Company's shareholders, the Tel Aviv Stock Exchange and the Tel Aviv District Court.  The terms of the Arrangement are more fully described in the proxy statement filed by the Company with the Securities and Exchange Commission on Form 6-K on March 7, 2012.  Pursuant to the Arrangement, the Reporting Person undertook to invest in the Company's equity financings that take place by April 2, 2013 at least 10% of each such financing, up to an aggregate amount of $1.0 million, if the aggregate amount raised from other investors in such offerings is not less than $7.0 million.

If the Arrangement comes into effect, the Reporting Person plans to convert his Series B notes in the aggregate principal amount of approximately $146,000 into Ordinary Shares, but he reserves the right not to do so.  See Item 5.

Item 5.  Interest in the Securities of the Issuer

(a), (b)                            See the responses (and footnotes) to Items 7 through 11 and 13 of the cover page.

The aggregate of 1,583,617 Ordinary Shares (representing approximately 6.8% of the outstanding Ordinary Shares) beneficially owned by the Reporting Person consists of (i) 1,024,267 Ordinary Shares, (ii) options to acquire 420,000 Ordinary Shares at an exercise price of $27.14 per share, which expire in June 2012, (iii) 18,750 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $5.66 per share, (iv) 66,000 Ordinary Shares issuable upon the exercise of warrants at an exercise price of $3.50 per share, and (v) 54,600 Ordinary Shares issuable upon the conversion of the Series B Notes at a conversion price of NIS 10.00 per share (approximately $2.64, based on the U.S. Dollar/NIS exchange rate at March 1, 2012).  The Reporting Person has sole voting and dispositive power with respect to all such Ordinary Shares.

In the event the Arrangement comes into effect, the conversion price of the Series B notes will change and the Reporting Person will be entitled to convert his Series B notes into between 71,748 and 298,361 Ordinary Shares, depending upon when these notes are converted.  Since the Arrangement is not in effect of the date of this Report, the number of Ordinary Shares beneficially owned by the Reporting Person as a result of his holding these Series B notes is not affected by the Arrangement as of such date.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2011, the Reporting Person and Credit Suisse Capital LLC agreed to terminate the six-year variable forward sale contract entered into between them in March 2006. Accordingly, the Reporting Person can no longer be considered a beneficial owner of the 420,000 Ordinary Shares that were subject to such contract.  The termination of such contract affected only rights and obligations between the two parties thereto and did not result in a purchase or sale of any Ordinary Shares involving third parties.

Pursuant to the Arrangement, the Reporting Person undertook to vote his Ordinary Shares in favor of the Arrangement at the shareholders' meeting that is convened to approve the Arrangement.

See Item 4.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 14, 2012

/s/Eric Paneth
Eric Paneth